

Alexsi Geraldino · 2nd



Keller Graduate Sch⟨...⟩
Management of DeV⟨...⟩

NJ Teamsters Football Club

New York City Metropolitan Area · 500+ connections ·

Contact info

Featured



NJ Teamsters FC
YouTube

NJ Teamsters FC owners featured on Discovery Channel
Shopify Docu Series "IQUIT"

Experience



President
NJ Teamsters Football Club
Feb 2017 – Present · 3 yrs 8 mos
New Jersey

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42A9-8EA1-...





I Quit
Discovery Inc
Jul 2020 – Present · 3 mos

"I Quit" is a docu-series on Discovery premiering
our pro soccer club, as we navigate the entrepren
team who dreams of going pro and all of the chall



US Soccer Intermediary/Sports Agent
U.S. Soccer Federation
Jan 2016 – Present · 4 yrs 9 mos



Contracting Officer/ Products Manager
GSA
Jun 1993 – Present · 27 yrs 4 mos

Education



Keller Graduate School of Management of
Master of Business Administration (M.B.A.), Projec

Received MBA in Business Administration
Concentration in Finance and Project Managemen

The Scouting Academy
American Football
2017 – 2017

College/Pro Football Scout



City University of New York City College
Bachelor of Arts (B.A.), Liberal Arts and Sciences/Liberal Studies
1991 – 1996

Concentration in Political Science and International Relations

Licenses & Certifications



Federal Acquisition Certifcation Level 3

The FAC-C Program establishes the minimum edu
for contracting professionals in civilian agencies.

Volunteer Experience



High school Football Coach

Marist High School- Bayonne, NJ

Aug 2015 – Jan 2017 • 1 yr 6 mos

As an assistant coach, I provided American Footb
School kids. Primary responsibilities involved teac
Receivers, the fundamentals and techniques of th



Judge

USA Boxing, Inc.

Dec 2014 – Present • 5 yrs 10 mos



